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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-16501
CUSIP NUMBER 37941P306

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GLOBAL POWER EQUIPMENT GROUP INC.
Full Name of Registrant

N/A
Former Name if Applicable

400 E. LAS COLINAS BLVD., SUITE 400
Address of Principal Executive Office (Street and Number)

IRVING, TEXAS 75039
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Power Equipment Group Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company requires additional time to complete, and its independent registered public accounting firm requires additional time to audit, certain items with respect to the Company’s financial statements — including the gain on sale of the Mechanical Solutions segment, classification of the Electrical Solutions segment as a discontinued operation, and entries relating to the Company’s resolution of disputed change orders, the finalization of loss contract reviews and a contractual resolution allowing for the reversal of a liquidated damages. The Company currently expects to file the 2017 Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles E. Wheelock	(214)	574-2700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

On October 12, 2017, the Company filed a Form 8-K (the “October Form 8-K”) relating to the sale of its Mechanical Solutions segment. In that report, the Company stated that, as a result of the delay in the filing of the Company’s 2017 reports with the Securities and Exchange Commission, the Company was unable to provide the required pro forma financial information regarding the disposition of the Mechanical Solutions segment. The Company currently expects to file the required pro forma financial information in an amendment to the October Form 8-K.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The presentation of the Company’s fourth quarter and annual results for the year ended December 31, 2017 will differ from the results presented for the corresponding prior year periods because two of the Company’s three segments will be presented as discontinued operations for all periods presented, due to the sale, or decision to exit and sell, such segments. In the third quarter of 2017, the Company began presenting the results of its Mechanical Solutions segment as discontinued operations. In the fourth quarter of 2017, the Company sold substantially all of the Mechanical Solutions segment and, also made the decision to exit and sell its Electrical Solutions segment and to report the results of this segment as discontinued operations.

GLOBAL POWER EQUIPMENT GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2018	By	/s/ Charles E. Wheelock
Charles E. Wheelock Vice President, Administration, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).